

September 8, 2022

Petros Panagiotidis
Chief Executive Officer
Tankco Shipping Inc.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus

      Re: Tankco Shipping Inc.
          Draft Registration Statement on Form 20-F
          Submitted August 12, 2022
          CIK No. 0001941131

Dear Mr. Panagiotidis:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F submitted August 12, 2022

Explanatory Note, page vi

1.   We note your disclosure about why the Series A Preferred Shares retained by RemainCo were issued. Please also disclose why you have structured the transaction to create the Series B Preferred Shares, and to issue such shares to Pelagos, a company controlled by your and Castor Martime's Chairman and CEO and CFO Petros Panagiotidis.

Information on the Company
Management of our Business, page 36

2.   We note your disclosure of the various management services fees that you and your subsidiaries pay Castor Ships. Please disclose the reasons such fees differ from those that Castor Maritime pays to Castor Ships as disclosed in its Form 20-F for the fiscal year ended December 31, 2021. For example, we note that the flat quarterly management fee and a daily fee per vessel for the provision of ship management services have increased from that disclosed in Castor Maritime's 20-F.

Major Shareholders, page 65

3.   We note that footnote 2 to the table discloses that Petros Panagiotidis holds [•] common shares and [•] Series B Preferred Shares (representing all such Series B Preferred Shares outstanding, each Series B Preferred Share having the voting power of 100,000 common shares). In this footnote or tabular disclosure please revise to disclose the number of shares and the percentage of outstanding shares of each class owned by Mr. Panagiotidis, and also disclose the total voting power of the securities owned by Mr. Panagiotidis after completion of this spin off. See Item 7.A of Form 20-F.

Related Party Transactions
Contribution and Distribution Agreement, page 66

4.   We note your disclosure that the Contribution and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between you and Castor. Please expand your disclosure to identify the material liabilities and obligations to be allocated pursuant to your Contribution and Distribution Agreement.

Notes to Combined Carve-Out Financial Statements
1. Basis of Presentation and General Information, page F-7

5.   We note that long-term intercompany financing has been excluded from the asset and liability balances in the combined carve-out balance sheet and instead reported as net parent investment within equity. Since you have not shown an interest charge on intercompany debt, please present an analysis of your transactions with the Parent by providing a listing of the transactions, and, if applicable, average balances due to/from your parent as required by SAB Topic 1:B:1 question 4.

6.   Upon finalization of spin off and distribution, please confirm that you will include pro forma earnings per share giving effect to the spin off for the required periods. In addition, disclose the impact of any new agreements or modified agreements and any other transactions, as a result of the spin-off.

General

7. Please provide an analysis of whether the distribution of the Tankco Shipping Inc. shares to the shareholders of Castor Maritime Inc. constitutes a sale under Section 2(a)(3) of the Securities Act. We note your disclosure that Castor will contribute the Tankco Subsidiaries, together with $20.0 million in cash, to you in exchange for all of your issued and outstanding common shares, 40,000 Series A Preferred Shares, and the issue of Series B Preferred Shares to Pelagos against payment of their nominal value. As part of your response, explain whether the transactions in connection with the distribution would fundamentally alter the nature of the Castor Maritime shareholders' investment such that the shareholders are providing value for the Tankco shares, and discuss the shareholders' economic and voting interests in Castor Maritime prior to the transactions compared to their economic and voting interests in Castor Maritime and Tankco after the transactions.

    You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Nikolaos Andronikos